
Mail Stop 3561

January 10, 2018

Ira Fils
Chief Financial Officer
The Habit Restaurants, Inc.
17320 Red Hill Avenue
Suite 140
Irvine, CA 92614

> **Re: The Habit Restaurants, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 3, 2017**
> **File No. 001-36749**

Dear Mr. Fils:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Lyn Shenk

                              Lyn Shenk
                              Branch Chief
                              Office of Transportation and Leisure